metabolic

27 November, 2006

RECEIVED
2006 DEC 12 A 9:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

06019122

EXPRESS POST

Dear Sir/Madam,

Re: **Metabolic Pharmaceuticals Limited (FILE NO. 82-34880)**
submission of information filed with Australian Stock Exchange (ASX) and Australian Securities and Investment Commission (ASIC) pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

SUPPL

Please find attached copies of announcements lodged with the ASX and ASIC:

Date of Announcement/Lodgement	To:	Title	No of Pages
27 November 2006	ASX	Obesity Trial – Over 300 subjects completed	4
27 November 2006	ASX	Corporate Presentation for Domestic Roadshow	27

PROCESSED
DEC 15 2006
THOMSON FINANCIAL

Yours faithfully,
Metabolic Pharmaceuticals Limited

Belinda Shave
Financial Controller & Company Secretary

(MPSEC27-11-06.doc)

ASX
AUSTRALIAN STOCK EXCHANGE

RECEIVED
2006 DEC 12 A 9:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 27/11/2006

TIME: 09:51:37

TO: METABOLIC PHARMACEUTICALS LIMITED

FAX NO: 03-9860-5777

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Obesity Trial - Over 300 subjects completed so far

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Metabolic's Phase 2B obesity trial nears conclusion with over 300 subjects having completed the OPTIONS Study for AOD9604

- ***More than 300 subjects have now completed the Phase 2B OPTIONS Study including 24 weeks of daily oral dosing of obesity drug, AOD9604***
- ***The remaining subjects will have completed the trial ahead of schedule in December 2006 with results expected to be announced in March 2007***

Melbourne, 27 November 2006: Metabolic Pharmaceuticals Limited (Metabolic) announced today that more than 300 subjects have so far completed the Phase 2B *OPTIONS Study* for obesity drug, *AOD9604*. The *OPTIONS Study* is designed to assess weight loss at lower doses of *AOD9604* than previously tested.

Dr Roland Scollay, CEO of Metabolic, commented "we expect that the last subject will complete the *OPTIONS Study* in December 2006 and this marks a significant milestone for the Company". *AOD9604* is a novel drug that works by stimulating metabolism of body fat which is unlike any other obesity treatment on the market or in development. "All other available obesity drugs are appetite suppressants or calorie intake restrictors with notable side effects. Our drug appears to have been well tolerated in studies so far and is the only obesity drug in advanced development known to regulate fat metabolism", said Dr Scollay.

536 subjects were recruited for the *OPTIONS Study* ahead of schedule in late April 2006. The 32-week protocol of randomised double-blind drug or placebo treatment has a primary endpoint of weight loss following 12 weeks of treatment. The *OPTIONS Study* seeks to confirm the weight loss seen in the previous Phase 2B trial (which was comparable to competing drugs at 2 kg above placebo after 12 weeks of treatment), and to investigate treatment up to 24 weeks and also to determine the dose(s) of *AOD9604* to be carried forward into Phase 3 trials.

Metabolic can also confirm that the drop out rate (number of subjects not completing the trial) is very acceptable, in line with industry average for comparable published studies. Detailed numbers will be available in due course.

Metabolic expects to announce the results of the *OPTIONS Study* in March 2007, once the database is finalised, the blind is lifted and the data analysed.

The complete trial design is included in the appendix to this announcement. Previous announcements regarding this trial, made on 18 October 2005, 23 January 2006, 2 May 2006, 19 July 2006 and 5 October 2006 are available at www.metabolic.com.au following the tabs to *Investor Relations.*

Background to AOD9604 and obesity

- *AOD9604* is an orally active, 16-amino acid, peptide drug, based on a fragment of human Growth Hormone (hGH).
- *AOD9604* has undergone numerous safety and tolerability checks through human clinical trials, and a previous Phase 2B efficacy trial demonstrated a very competitive 2 kg weight loss more than placebo over a 12 week period, as well as other benefits such as improved cholesterol profile.
- The drug's competitive advantages are its good safety and side effect profile and its novel mechanism of action - *AOD9604* addresses metabolism (fat burning) rather than acting as an appetite suppressant.
- The current global market for prescription obesity drugs is estimated at approximately US$1 billion a year with very high growth forecast, estimated to reach US$10-30 billion a year if safe and effective weight loss drugs become available.

- ENDS -

Appendix: the OPTIONS Study trial design

Number of subjects:	536 subjects enrolled, approximately equal number of men and women
Subject selection criteria:	• BMI* (Body Mass Index) 30-45 kg/m²; • Age 18-65 years; and • A waist circumference of more than 102 cm for males and 95 cm for females, in otherwise healthy subjects.
Expected completion date:	Last subject will complete the study in December 2006, results expected in March 2007
Blinding status:	Double-blinded (neither treating doctor, nor subject, nor Metabolic knows whether the subject is receiving drug or placebo)
Placebo controlled:	Yes (one group receives only placebo – a tablet that looks the same as *AOD9604* but has no drug content)
Treatment route:	Oral (tablets)
Treatment frequency:	Once per day
Dose level:	Dose groups of 0, 0.25, 0.5 and 1 mg (the 0 group is the placebo group)
Primary end points:	• Weight loss over 12 weeks of treatment for any one of three daily *AOD9604* oral doses of 0.25 mg, 0.5 mg and 1 mg compared to placebo; and • Safety and tolerability.
Secondary end points:	• Weight loss over 24 weeks of treatment; • Comparison of the effects of the three different dose levels; • Waistline reduction over 24 weeks of treatment; • Body fat reduction assessed by whole body scans; and • Improvement in risk factors such as glucose control and lipid profiles over 24 weeks of treatment.
Trial sites:	16 clinical trial sites throughout Australia
Contract Research Organisation:	Kendle Pty Limited

About Metabolic

Metabolic Pharmaceuticals Limited (**ASX**: MBP, **NASDAQ OTC**: MBLPY) is a Melbourne based, ASX listed biotechnology company with 285 million shares on issue. The Company employs 24 staff and is led by an experienced and proven management team. Metabolic's main focus is to take innovative drugs, with large market potential, through formal preclinical and clinical development. Metabolic's expertise in drug development has resulted in two high value drugs in advanced human clinical development, namely:

- AOD9604 - an obesity drug currently in a Phase 2B trial with results expected in March 2007;
- AOD9604 - additional use in osteoporosis with a Phase 2 trial expected to commence in 2007; and
- ACV1 - a neuropathic pain drug currently in Phase 2A trials.

These drugs address multi-billion dollar markets which are poorly served by existing treatments. In addition to its lead drugs, Metabolic has an exciting research pipeline with drugs targeting type 2 diabetes (ADD) and nerve regeneration (NRPs). Metabolic is also developing a platform to enable oral delivery of existing injected peptide drugs, a technology which has already shown proof-of-concept. This has high potential for use by other companies developing peptide drugs and could foster multiple out-licensing deals.

Metabolic may license its lead drugs to a global partner following Phase 2 trials and will continue to utilise its clinical development expertise to drive future company growth and profits

For more information, please visit the company's website at www.metabolic.com.au.

Background information on the drug development process

The steps required before a drug candidate is commercialised include:

1. Discovery or invention, then filing a patent application in Australia and worldwide;
2. Pre-clinical testing, laboratory and chemical process development and formulation studies;
3. Controlled human clinical trials to establish the safety and efficacy of the drug for its intended use;
4. Regulatory approval from the Therapeutic Goods Association (TGA) in Australia, the FDA in the USA and other agencies throughout the world; and
5. Marketing and sales.

The testing and approval process requires substantial time, effort, and financial resources and we cannot be certain that any approvals for any of our products will be granted on a timely basis, if at all.

Human clinical trials are typically conducted in three sequential phases which may overlap:

Phase 1

Initial safety study in healthy human subjects or patients.

Phase 1 trials usually run for a short duration.

Phase 2

Studies in a limited patient population designed to:

- identify possible adverse effects and safety risks in the patient population (2A);
- determine the efficacy of the product for specific targeted diseases (2B); and
- determine tolerance and optimal dosage (2B).

Phase 3

Trials undertaken to further evaluate dosage and clinical efficacy and to further test for safety in an expanded patient population in clinical study sites throughout major target markets (e.g. USA, Europe and Australia).

Contact Information

Roland Scollay
Chief Executive Officer
roland.scollay@metabolic.com.au
T: +61-3-9860-5700

Peter Dawson
Chief Financial Officer
peter.dawson@metabolic.com.au
T: +61-3-9860-5700

Diana Attana
Assistant Company Secretary/IRO
diana.attana@metabolic.com.au
T: +61-3-9860-5700

ASX
AUSTRALIAN STOCK EXCHANGE

RECEIVED
2006 DEC 12 A 9:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 27/11/2006

TIME: 09:54:51

TO: METABOLIC PHARMACEUTICALS LIMITED

FAX NO: 03-9860-5777

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Corporate Presentation for Domestic Roadshow

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

ASX Announcement metabolic **ASX code: MBP**

Metabolic's CEO presents corporate update during domestic roadshow

Melbourne, 27 November, 2006: Metabolic Pharmaceuticals Limited (Metabolic) today announced that Dr Roland Scollay, CEO, will be meeting with a variety of brokers and investors this week, in order to increase local awareness of Metabolic. The attached presentation prepared for this roadshow provides an overview of Metabolic's business including the current stage of development of its two high potential, clinical stage drugs, *AOD9604* for obesity and *ACV1* for neuropathic pain. This presentation is also available on Metabolic's website, www.metabolic.com.au.

- ENDS -

About Metabolic

Metabolic Pharmaceuticals Limited (**ASX**: MBP, **NASDAQ OTC**: MBLPY) is a Melbourne based, ASX listed biotechnology company with 285 million shares on issue. The Company employs 24 staff and is led by an experienced and proven management team. Metabolic's main focus is to take innovative drugs, with large market potential, through formal preclinical and clinical development. Metabolic's expertise in drug development has resulted in two high value drugs in advanced human clinical development, namely:

- AOD9604 - an obesity drug currently in a Phase 2B trial with results expected in March 2007;
- AOD9604 - additional use in osteoporosis with a Phase 2 trial expected to commence in 2007; and
- ACV1 - a neuropathic pain drug currently in Phase 2A trials.

These drugs address multi-billion dollar markets which are poorly served by existing treatments. In addition to its lead drugs, Metabolic has an exciting research pipeline with drugs targeting type 2 diabetes (ADD) and nerve regeneration (NRPs). Metabolic is also developing a platform to enable oral delivery of existing injected peptide drugs, a technology which has already shown proof-of-concept. This has high potential for use by other companies developing peptide drugs and could foster multiple out-licensing deals.

Metabolic may license its lead drugs to a global partner following Phase 2 trials and will continue to utilise its clinical development expertise to drive future company growth and profits

For more information, please visit the company's website at www.metabolic.com.au.

Background information on the drug development process

The steps required before a drug candidate is commercialised include:

1. Discovery or invention, then filing a patent application in Australia and worldwide;
2. Pre-clinical testing, laboratory and chemical process development and formulation studies;
3. Controlled human clinical trials to establish the safety and efficacy of the drug for its intended use;
4. Regulatory approval from the Therapeutic Goods Association (TGA) in Australia, the FDA in the USA and other agencies throughout the world; and
5. Marketing and sales.

The testing and approval process requires substantial time, effort, and financial resources and we cannot be certain that any approvals for any of our products will be granted on a timely basis, if at all.

Human clinical trials are typically conducted in three sequential phases which may overlap:

Phase 1

Initial safety study in healthy human subjects or patients.

Phase 1 trials usually run for a short duration.

Phase 2

Studies in a limited patient population designed to:

- identify possible adverse effects and safety risks in the patient population (2A);
- determine the efficacy of the product for specific targeted diseases (2B); and
- determine tolerance and optimal dosage (2B).

Phase 3

Trials undertaken to further evaluate dosage and clinical efficacy and to further test for safety in an expanded patient population in clinical study sites throughout major target markets (e.g. USA, Europe and Australia).

Contact Information

Roland Scollay
Chief Executive Officer
roland.scollay@metabolic.com.au
T: +61-3-9860-5700

Peter Dawson
Chief Financial Officer
peter.dawson@metabolic.com.au
T: +61-3-9860-5700

Diana Attana
Assistant Company Secretary/IRO
diana.attana@metabolic.com.au
T: +61-3-9860-5700

metabolic

Corporate Update

November 2006

Dr Roland Scollay, PhD

CEO & Managing Director

Metabolic Pharmaceuticals Limited

Forward-looking statement



This presentation contains forward-looking statements regarding the Company's business and the therapeutic and commercial potential of its technologies and products in development. Any statement describing the Company's goals, expectations, intentions or beliefs is a forward-looking statement and should be considered an at-risk statement. Such statements are subject to certain risks and uncertainties, particularly those risks or uncertainties inherent in the process of developing technology and in the process of discovering, developing and commercialising drugs that can be proven to be safe and effective for use as human therapeutics, and in the endeavor of building a business around such products and services.

Actual results could differ materially from those discussed in this presentation. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the Metabolic Pharmaceuticals Limited Annual Report for the year ended June 30, 2006, copies of which are available from the Company or at www.metabolic.com.au.

metabolic

Introduction to Metabolic



- Based in Melbourne
- Formed and listed in 1998
- 24 staff, most activities outsourced
- Current market cap ~A$220 million
- Good cash reserves, ~A$21 million (August 2006)
- Annual cash burn, A$10-12 million, variable depending on clinical trials

metabolic

Share register snapshot

ASX code:	MBP
Level 1 ADR code:	MBLPY
Market cap:	A$220 million
Shares on issue:	284.6 million shares (fully diluted = 296.3 million shares; +4%)
Share price:	12 month high A$0.88c 12 month low A$0.38c
Volume:	~ 6.5 million shares traded monthly (on average)

Substantial shareholders: 16.9% Circadian, 6.6% Acorn

The top 20 shareholders own 47% of total shares on issue

Composition of share register:



Founding shareholders 23.5%
Retail shareholders 46.4%
Institutions and large private investors (Offshore) 6.7%
Institutions and large private investors (Australia) 23.4%

metabolic

Metabolic's pipeline – Oct 2005

			CLINICAL		
	RESEARCH / DISCOVERY	PRECLINICAL	PHASE 1 TRIALS	PHASE 2 TRIALS	PHASE 3 TRIALS
Obesity AOD9604 (oral)					
Neuropathic pain ACV1 (injected)					

NRP (Neuro-regenerative Peptides)		50:50 Collaboration with	Neuren Pharmaceuticals	Limited	
Type 2 diabetes ADD					

Arrows indicate stage of development as at Oct 2005

metabolic

Metabolic's pipeline – Nov 2006


CLINICAL
RESEARCH / DISCOVERY
PRECLINICAL
PHASE 1 TRIALS
PHASE 2 TRIALS
PHASE 3 TRIALS
Obesity
AOD9604 (oral)
Neuropathic pain
ACV1 (injected)
Osteoporosis
AOD9604 (oral)
AOD9604 has already been through Phase 1 safety studies in the context of the obesity program.
NRP (Neuro-regenerative Peptides)
50:50 Collaboration with Neuren Pharmaceuticals Limited
Type 2 diabetes
ADD
Neuropathic pain
ACV1 (oral/nasal)
Oral Peptide Delivery Platform
Arrows indicate stage of development as at Oct 2005
Arrows indicate stage of development as at Nov 2006

metabolic

High value pipeline

Metabolic's drugs target high-value, growing markets with unmet needs:

Disease / Indication	Current market value	Growth potential of market	Current Patients (estimate)	Effectiveness of available prescription drugs
Obesity	**US$1 billion**	**Very high, forecasts up to US$30 billion**	>1 billion people either overweight or obese	Effectiveness limited by side effects and safety issues
Neuropathic Pain	**US$2.5 billion**	**Expected to double in five years**	10 million people in the US and growing	Available drugs only benefit 30% of patients
Osteoporosis	**US$7 billion**	**Moderate to high**	30 million people in the US	Moderate, significant safety issues
Nerve Repair	**<US$1 billion**	**High, >US$1 billion**	Over 2.5 million people	Low
Type 2 Diabetes	**>US$10 billion**	**High**	175 million people, growing rapidly	Moderate-to-good

metabolic

Key achievements since 1998

A$77.6 million raised through new issued capital and A$56.2 million spent on activities since incorporation and listing in 1998



A$: annual investment in R & D
0
2
4
6
8
10
12
1998/99
1999/00
2000/01
2001/02
2002/03
2003/04
2004/05
2005/06

Key achievements:

- Six human clinical trials completed
- Phase 2 trials for **two advanced-stage drugs** are currently in progress
- Additional clinical trials in planning stage
- Could have a Phase 3 drug and two Phase 2 drugs by end of 2007
- Internally developed, high potential, *Oral Peptide Delivery Platform*

metabolic

Key achievements - last 12 months

- Obesity trial ahead of schedule and on budget
- Pain drug into Phase 2 clinical programme
- Osteoporosis added to pipeline
- Oral platform proof-of-concept established
- Progress in diabetes and nerve protection drugs
- Capital raised as required at minimal cost
- Improved process, procedures, governance
- Company remains small and cost effective (20 - 24 staff)
- Ranked as Australia's top innovator for 2005
- Improved international awareness
- Improved analyst outlook

metabolic

Key milestones

Q406 ***AOD9604 (obesity)***: Phase 2B *OPTIONS Study* ends

Q107 ***ACV1 (pain)***: Second trial in the Phase 2A programme commences

Q107 ***AOD9604 (obesity)***: Results of the Phase 2B, *OPTIONS Study* (March 2007)

H107 ***ACV1 (pain)***: Results of the first trial in the Phase 2A programme

2007 ***AOD9604 (Osteoporosis)***: Phase 2 trial to commence (subject to approval by regulatory authorities)

2007 ***NRP project***: Lead compound to be selected and manufactured

2007 ***ACV1 (pain):*** Oral variant to enter formal programme

metabolic

Improved market sentiment

"Chemgenix, Heartware, ***Metabolic*** and Pharmaxis among the top picks for 06/07"	(Radar Investor Relations survey of 16 leading biotech analysts)
"***Metabolic Pharmaceutical's*** impressive turnaround"	(Bioshares, 13 Oct 2006)
"***MBP*** is a very different company than it was two years ago…the product line has been significantly expanded"	(ABN-AMRO Morgans' weekly healthcare newsletter, 17 Oct 2006)
"***Metabolic*** was a "screaming bargain at 45c" … a "super-binary" company that seems set to go well if the Phase 2 trial results are positive."	(Patersons analyst **Dr Matthijs Smith** quoted in Biotechnology News, 20 October 2006)

Business strategy (next 2-3 years)

- Continue efficient development of Metabolic's clinical stage drugs, *AOD9604* for obesity and *ACV1* for pain and consider potential partnering alternatives
- Progress *AOD9604* for osteoporosis into Phase 2 as quickly as possible
- Further develop Metabolic's *Oral Peptide Delivery Platform* and eventually seek multiple out-licensing opportunities
- Continue development of nerve repair and diabetes drugs
- In-license additional high-quality, high-value drugs

metabolic

Metabolic's alternatives following a successful Phase 2B obesity trial

1. SELL - licence to big pharma (share risk, limit upside); or
2. SHARE - co-development with big pharma (share risk, improve upside, relationship risk); or
3. KEEP - finance Phase 3 ourselves (maximum risk, maximum upside).

The relative value to shareholders of these different options depends on the cost of capital (share price) and the deal terms (upfronts, milestones, royalties) on offer at the time.

AOD9604

Metabolic's innovative obesity drug

metabolic

Current Phase 2B obesity trial

Trial design summary:

- Designed like a Phase 3 trial
- 536 subjects enrolled in 4 groups
- BMI 30-45, age 18-65
- Placebo, 1mg, 0.5mg and 0.25mg
- Primary endpoint weight loss at 12 weeks
- Treatment for 24 weeks
- Formal diet and exercise program

Obesity trial update

- 300 subjects have completed the trial so far
- Last subject completes the trial in December 2006
- Results will be available in March 2007

Competitive advantages

- ***Efficacy:*** Weight loss of around 2kg after 12 weeks of treatment will be competitive with other drugs on the market or currently in development

- ***Safety & tolerability:*** *AOD9604* has been well tolerated so far. All other available obesity drugs are appetite suppressants or calorie intake restrictors with notable side effects

- ***Mechanism:*** *AOD9604* is the only metabolic stimulator in advanced development and is therefore likely to be complementary with calorie restrictors, not in competition

Other drugs for obesity

Company and Drug	Stage of development	Weight loss at 12 weeks of treatment relative to placebo	Any negative side effects?	How it works
Metabolic, *AOD9604 (GH fragment)*	**Phase 2B** Phase 3 in 2007?	**2.0 kg** (4.0 kg in diet compliers)	**NONE so far**	**Fragment of hGH that improves fat metabolism**
GSK, *Xenical (orlistat)*	On market Now OTC	1.8 kg	YES	Blocks dietary fat from being absorbed
Abbott, *Meridia (sibutramine)*	On market	2.8 kg	YES	Appetite suppressor; norepinephrine, serotonin, dopamine reuptake inhibitor
Sanofi-Aventis, *Acomplia (rimonabant)*	On market in Europe	3.0 kg *	YES	Blocks receptor in brain that receives pleasant sensations when eating
Arena, *APD356* *(Arena's market cap = US$700)*	Phase 3 started 9/06	2.0 - 3.0 kg	YES	Enhances a brain receptor that regulated satiety and hunger (like fenfluramine)
Alizyme, *cetilistat* *(Alizyme's market cap = US$400)*	Phase 2 **Phase 3 in 2007?**	1.8 kg	YES	Lipase inhibitor, inhibits fat absorption (similar to Xenical)
Amylin, *AC137 / Pramlintide* (injected)	Phase 2	2.6 kg (estimate)	YES	Gut-signaling peptide, slows rate of gastric emptying

* Included a formal diet and exercise program

metabolic

Osteoporosis

An additional use for *AOD9604* in a US$7 billion market ...

metabolic

Is osteoporosis really a potential indication for AOD9604?

- The known biology of Growth Hormone indicates direct effects on bone quality
- Lab studies by Metabolic show direct stimulatory effects of *AOD9604* on osteoblasts (bone growth), but not osteoclasts (bone loss)
- Two rat studies (injected and oral) indicate *AOD9604* has effects in prevention of osteoporosis

Two current animal studies in progress to determine:

- optimal dose for bone effects
- whether *AOD9604* is effective in **treatment** as well as **prevention**

Next stage of development:

- Intended for Phase 2 trials in 2007

metabolic

ACV1

Metabolic's innovative pain drug

ACV1 is currently in Phase 2

- Phase 2A program commenced in September 2006
  - This program will involve two trials exploring different neuropathic pain conditions
  - The first trial will target neuropathic sciatic pain, with results expected to be announced mid-2007
  - The second trial will target diabetic neuropathy and post-herpetic neuralgia, and is expected to commence in Q107

metabolic

Additional studies for ACV1

- Drug target and mechanism of action clarified
  - an independent animal study (conducted in the US) has provided new knowledge about how *ACV1* works
  - the likely biochemical target for *ACV1* has been identified

- Oral analogue of *ACV1* with full activity now developed
  - Latest oral version of *ACV1* works as well as the injected version in new animal studies
  - Provides proof-of-concept for *Oral Peptide Delivery Platform*

metabolic

Oral Peptides Delivery Platform

- This project involves the redesign of existing injected peptides to enable oral uptake
- Based on an understanding of the structure of *AOD9604*
- Most peptides are usually injected, cannot be taken orally
- Proof-of-concept established with oral version of pain drug, *ACV1*, >50% oral availability and full efficacy
- Potential to be used by other companies developing peptide drugs – could foster multiple out-licensing opportunities
- Patent applications have been filed



metabolic